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                              November 17, 2023

       Joel Bennett
       Chief Financial Officer
       Avenir Wellness Solutions, Inc.
       5805 Sepulveda Blvd
       Suite 801
       Sherman Oaks, CA 91411

                                                        Re: Avenir Wellness
Solutions, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-Q for the
Period Ended September 30, 2023

       Dear Joel Bennett:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Item 9. Changes in and Disagreements with Accountants on Accounting and Financial
       Disclosures

       Management Discussion and Analysis of Financial Condition and Results of Operations
       Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021, page
       31

   1. Revise your Results of Operations section to quantify each of the significant factors cited as the reasons for the
changes in line items between periods, including but not limited to the following:
                                                            You disclose the
revenue "...decrease was offset in part by an increase in unit sales in our wholesale
channel of distribution related to sales of our Seratopical Revolution products."
Quantify the increase in unit sales in the disclosures.
                                                            Revise to reconcile
your disclosure on page 31 about the decrease in revenue with your disclosure on
page 29 that your revenue in the third quarter surged 32.1% year-
                                                             over-year and
58.9% sequentially from the second quarter of 2022 to $1l8 million.
                                                            In addition to the
factors cited here, revise your discussions of Cost of Goods Sold to
 Joel Bennett
FirstName LastNameJoel  Bennett
Avenir Wellness Solutions, Inc.
Comapany 17,
November   NameAvenir
              2023     Wellness Solutions, Inc.
November
Page 2    17, 2023 Page 2
FirstName LastName
              discuss the increase in your inventory obsolescence reserve, and identify the reasons the reserve has increased to such a significant portion of your inventory (over 71%).
                Revise the discussions of your other line items accordingly as well.
2. Revise to more clearly identify the circumstances resulting in the genesis of and the impairment of the goodwill and intangibles that were written off to continuing operations during the periods presented. Identify the products to which they relate.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page
41

3.       We note your disclosures about the resignation letter from the Company
  s prior
         independent auditor and management   s statements of disagreement
regarding transactions
         between Sera Labs and Advanced Legacy Technologies LLC (ALT). With regards to the
         Company   s statements,       relevant facts and circumstances of Sera
Labs    use of ALT   s
         bank account,    and       Sera Labs used ALT   s bank account in good
faith solely to pay
         vendors on a timely basis   ," please revise the change in auditor
section of your Form 10-
         K as well as the other relevant sections of the filing to address the following:
             Why Sera Labs would use another entity   s bank account to pay its
vendors.
             What formal, written agreements or contracts are in place between Sera Labs and
             ALT, and the extent to which those agreements address the use of bank accounts.
             Is there a formal, written agreement between Sera Labs and ALT for the payment of its vendors and any other financial transactions. Please describe any other financial transactions between these entities in detail if applicable. Quantify the respective ownership of Nancy Duitch in each Avenir
Wellness
             Solutions, Inc. and ALT.
             How the Company recorded its transaction activity via ALT's bank account in the
             Company   s consolidated financial statements.
             The relevance of the Company   s statement that       ALT was an
inactive company
             in regard to the use of ALT's bank account to pay its vendor.
             How would using ALT   s bank account ensure that Sera Labs
vendors are paid on a
             timely basis.
             What would prevent Sera Labs    vendors from being paid on a
timely basis if the
             vendors were paid from the Company's own bank accounts.
             Revise the Liquidity section of your MD&A to discuss the funding needs that necessitated the use of ALT's bank account as well as to discuss its ongoing use.
             In what/whose bank accounts were revenues from the sale of certain nutraceutical products sold by Sera Labs received.
             Are there any other instances where the Company or its subsidiaries used or intends
             to use another entity   s bank account(s) to pay its financial
responsibilities.
             If so, how was this activity disclosed in the periodic reports filed with the SEC.
             Revise your Risk Factor section to address these transactions, highlighting the inherent conflicts of interests, internal control issues, and liquidity concerns.
4. Tell us in detail and revise this section, as well as your MD&A & footnotes to your
 Joel Bennett
FirstName LastNameJoel  Bennett
Avenir Wellness Solutions, Inc.
Comapany 17,
November   NameAvenir
              2023     Wellness Solutions, Inc.
November
Page 3    17, 2023 Page 3
FirstName LastName
         financial statements to address the following:
             Explain the extent to which the cash from ALT's account is reflected on your balance sheet and statement of cash flows as an asset or a liability.
             How you considered the extent to which having access to ALT's bank account was a financing transaction and how you would determine the amount of the liability from day to day.
             How you considered the guidance of Staff Accounting Bulletin 5:T as it applies to the transactions which were paid out of ALT's bank account. Specifically address the extent to which such transactions should be considered equity transactions.
Item 9A. Controls and Procedures
Material Weaknesses in Internal Controls Over Financial Reporting, page 43

5. Please revise to describe each event that led management to determine that a material weakness existed in its internal controls over financial reporting. Revise to discuss how the company considered the commingling of funds in cash accounts owned by third parties as well as the lack of disclosure of related party transactions as part of their evaluation of internal controls and disclosure controls and procedures and efforts to remediate.
Consolidated Balance Sheet, page F-7

6. Revise to separately present all related party transactions on the face of your Balance
         Sheet, Statement of Operations, and Statement of Cash Flows. As part of your revisions, tell us how you addressed each of the following:
             Inflow and outflow transactions in the bank account of ALT on behalf of the
              Company.
             Revenue directed by or controlled by ALT.
             Revenue received from or expenses paid to Releaf Europe B.V. or Biopharmaceutical
              Research Company.
             Other revenue from or expenses paid to shareholders or other companies owned and/or controlled by shareholders, officers, or directors.
             Other receivables or payables to shareholders or other companies owned or controlled by shareholders, officers, or directors.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-18

7. Please tell us in detail and revise to explain how you determined the Company is acting as the principle versus the agent in the sale of certain nutraceutical products sold by The Sera
         Labs, Inc. In your response, explain your facts and circumstances referencing criteria set forth in Principle Versus Agent Consideration at ASC 606-10-55-36 thru 40 and illustrations at ASC 606-10-55-316 thru 334F where applicable.
8.       Please address the following regarding your transactions with ALT:
 Joel Bennett
FirstName LastNameJoel  Bennett
Avenir Wellness Solutions, Inc.
Comapany 17,
November   NameAvenir
              2023     Wellness Solutions, Inc.
November
Page 4    17, 2023 Page 4
FirstName LastName
                Given your statements regarding the use of ALT's bank account due in order to pay vendors on a timely basis, tell us how you evaluated whether there was a significant financing component in your revenue recognized through the distribution agreement with and/or through the bank account of ALT such that the practical expedient you describe on page F-18 would not be permitted.
                Revise your revenue recognition disclosure here as well as in your MD&A to discuss the distribution agreement, how it works, and how you accounted for it.
Correction of an Error, page F-25

9. We note your statement "During the year ended December 31, 2022 the Company became aware of an error in the calculation of its weighted average common shares outstanding and resultant reported loss per share for the year ended December 31, 2021." Please tell us and revise to explain the following:
             How the Company became of aware of the error in the calculation of its weighted average common shares, including the extent to which the Company's past or current independent auditor was involved in the discovery. .
             Why was this error not explicitly described in Material Weaknesses in Internal
             Controls Over Financial Reporting under Item 9. Controls and Procedures.
             How the Company considered the qualitative as well as the quantitative impact of the error. Consider guidance provided by SAB 99 including but not limited to, "The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item." Considering the error in the amount of weighted average common shares was
             approximately 24% higher and net loss per share was approximately 19% lower than what was previously reported, please provide us with your SAB 99 analysis for materiality and explain how you determined this error did not warrant a restatement of previously issued financial statements under ASC 250 as well as requirements of
             Item 4.02 on Form 8-K.
Note 11. Related Party Transactions, page F-28

10. Please explain the nature of the Distribution Agreement between The Sera Labs and
         Advanced Legacy Technologies, LLC. Tell us and revise to address the following details related to the agreement:
             The roles and responsibilities of each party to the agreement. The term of the agreement.
             How the parties to the agreement are compensated.
             The extent to which the agreement in force addressed your use of ALT's bank account and funding arrangements.
             How the agreement can be terminated and the associated monetary cost.
             If the agreement is still active.
 Joel Bennett
FirstName LastNameJoel  Bennett
Avenir Wellness Solutions, Inc.
Comapany 17,
November   NameAvenir
              2023     Wellness Solutions, Inc.
November
Page 5    17, 2023 Page 5
FirstName LastName
                More clearly disclose the nature of the "merchant account reserves" that are "due from third-party merchant account processors" as referred to on page F-29, identifying the other parties involved.
                As this distribution arrangement appears to be a significant agreement to your business, revise to file the agreement as an exhibit or explain how you determined it is not required.
11. Please tell us and revise to explain how you considered Advanced Legacy Technologies,
         LLC to be "inactive" as you disclose in the Changes and Disagreements with Accountants on Accounting and Financial Disclosures section and also be an active party to a distribution agreement with The Sera Labs.
Note 21 - Commitments and Contingencies, page F-42

12. Please address the following regarding your disclosure on page F-45 that "On August 11,
         2022, the Board agreed to extend the period in which the Clawback Shares may be earned to December 31, 2024."
             Revise this section and elsewhere in the filing to clearly identify the extent to which the Sera Labs security holders that are entitled to receive these Clawback Shares are members of management or the board of directors.
             Consider providing risk factor disclosure about the dilutive effects of extending the earning period to other shareholders and the inferent conflicts of interest involved.
Note 22. Discontinued Operations, page F-45

13. Please address the following regarding the table calculating the loss incurred from the asset sale at the bottom of page F-45 and how it relates to the tables at page F-46 that show the assets and liabilities held for sale:
             Revise to disclose and tell us how you define and are calculating the line items titled
             "net book value of assets sold," "net book value of liabilities sold," and "net book value of net assets sold".
             Tell us why net book value of assets sold is not calculated from the net assets held for sale minus the net liabilities associated with those assets.
Form 10-Q for the Period Ended September 30, 2023

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 45

14. Your disclosure here includes a conclusion that your internal controls over financial reporting were not effective but does not provide a conclusion on the effectiveness of your disclosure controls and procedures as is required. Please revise this Form 10-Q as well as your Forms 10-Q for the quarters ended March 31, 2023 and June 30, 2023 to provide a conclusion on whether your disclosure controls and procedures were effective.

         In closing, we remind you that the company and its management are responsible for the
 Joel Bennett
Avenir Wellness Solutions, Inc.
November 17, 2023
Page 6

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameJoel Bennett                            Sincerely,
Comapany NameAvenir Wellness Solutions, Inc.
                                                          Division of
Corporation Finance
November 17, 2023 Page 6                                  Office of Life
Sciences
FirstName LastName